UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 22, 2015, Husky Energy Inc. issued a press release announcing updates concerning its thermal production portfolio and other matters. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-191849) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: September 22, 2015		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Increasing Resiliency with Thermal Momentum and Downstream Integration

Calgary, Alberta (Sept. 22, 2015) – Husky Energy is prudently advancing its resilient thermal production portfolio as its fully integrated Downstream business captures incremental profits from the wellhead through to the refinery rack.

“In 2010 we set out our balanced growth strategy, which included the decision to remain an integrated company with a diverse portfolio of low sustaining capital projects,” said CEO Asim Ghosh. “Thermal developments have long production lifespans, low sustaining capital costs and are supported by Husky’s Downstream assets, strengthening the Company’s resiliency in a low oil price environment.

“In a lower for longer world, where oil price is being increasingly determined by the strength in supply, these lower sustaining capital projects become even more strategic,” added Ghosh.

Husky expects to add about 35,000 barrels per day (bbls/day) of new Lloydminster heavy oil thermal production by the end of 2016, including the Rush Lake Project which achieved first oil in July. Rush Lake surpassed its nameplate capacity of 10,000 bbls/day just four weeks after startup of production.

An additional four 10,000 bbls/day thermal projects have been identified for development in the 2017 to 2021 timeframe, including a second phase at Rush Lake.

Further thermal momentum is being added from the Sunrise Energy Project, which is now producing about 10,000 to 11,000 bbls/day (gross), compared to the 5,500 to 6,000 bbls/day reported in late July. The project continues to be ahead of plan and is expected to ramp up to full production of about 60,000 bbls/day (30,000 bbls/day net to Husky) around the end of 2016.

Thermal Growth Project Updates

Lloydminster Heavy Oil Thermals

“Husky has accumulated an unmatched land and infrastructure position in the Lloydminster region and this gives us a significant advantage,” said Ghosh. “Utilizing thermal technology, we have been able to turn our heavy oil business from one that was essentially in decline into one of our strongest growth engines.

“Heavy oil thermal projects represent low-risk, bite-sized investments, with much higher recovery rates than conventional technologies. We have gained substantial expertise in how to develop and build these projects, and most importantly, these are the kinds of growth projects that are profitable even in a low oil price environment.”

Husky continues to advance a series of heavy oil thermal projects in the Lloydminster region of Saskatchewan, which are expected to add about 35,000 bbls/day of new production by the end of 2016, including the Rush Lake Project.

By using a standardized, modular approach to construction, the Company has been able to achieve cost savings and efficiencies in construction and ongoing operations.

•	Engineering costs have been reduced by more than two-thirds by reusing proven designs.

•	Construction is managed in-house and construction crews are generally sourced from the Lloydminster region, eliminating the need for work camps.

•	As a result of construction efficiencies, projects can generally progress from sanction to first oil in less than 30 months, including the regulatory approval process.

•	Since plants are standardized, operators can be pre-trained in an existing plant and seamlessly move into a new facility once it comes online.

•	Personnel can also more easily be moved between facilities, making operations and maintenance more efficient.

Heavy oil thermal production has risen from about 18,000 bbls/day in 2010 to about 55,000 bbls/day in 2015. Unlike oil sands thermals, which have long ramp up cycles, heavy oil thermals typically reach full production volumes in about four to eight weeks after first oil. It is common for heavy oil thermals to exceed their nameplate capacities in their early operations.

Based on a recent resource analysis, the Company has identified a long inventory of new thermal projects that can be developed in the future.

Husky built its first heavy oil thermal at Pikes Peak in 1981, followed by the purchase of the Bolney facility in 2001, and the start of a Celtic thermal pilot in 2002. All are still producing and have had very high recoveries. In 2010, as part of its balanced growth strategy, the Company began transitioning more of its production towards low sustaining capital projects and accelerated its heavy oil thermal developments.

Phase 1 Thermals (2010-2014)

Project	Production (bbls/day)	Timeframe
Paradise Hill	4,000	Delivered 2012
Pikes Peak South	11,000	Delivered 2012
Rush Lake Pilot*	2,000	Delivered 2012
Sandall	5,100	Delivered 2014

Total	22,100

*	Rush Lake Pilot production is design rate

Phase 2 Thermals (2014-2016)

Project	Production/Design (bbls/day)	Timeframe
Rush Lake Commercial*	12,000	Delivered 2015
Edam East	10,000	Q2/2016
Vawn	10,000	Q3/2016
Edam West	4,500	Q3/2016

Total	36,500

*	Actual production including the initial pilot

Phase 3 Thermals (2017-2021)

Husky has identified a series of mid-term thermal growth opportunities, which remain subject to final regulatory and Company approvals.

Project	Design (bbls/day)	Timeframe
Rush Lake 2	10,000	2018-2019
Lloyd Thermal 1	10,000	2019-2020
Lloyd Thermal 2	10,000	2019-2020
Lloyd Thermal 3	10,000	2020-2021

Total	40,000

Future Phases

The Company is continuing to evaluate and assess an inventory of potential new thermal projects in the 2021-plus timeframe. An independent resource assessment in late 2014 significantly increased Husky’s overall best estimate contingent resources in the Lloydminster area while providing a comprehensive roadmap to further identify, de-risk and develop additional thermal projects.

Sunrise Energy Project

The Sunrise Energy Project continues to ramp up ahead of plan, with average gross volumes in the range of 10,000 to 11,000 bbls/day, which is up from the 5,500 to 6,000 bbls/day reported in late July.

Steam operations commenced earlier this month at the second of two processing plants at Sunrise, with the second plant set to begin processing bitumen later this year. Bitumen is currently being produced from 25 of 55 well pairs and all 55 pairs are being steamed.

Production volumes are being deliberately increased at a controlled pace. Industry experience has shown that steady ramp ups allow ideal steam chambers to form, yielding better long-term results and helping to protect well integrity. Sunrise is expected to reach its full nameplate capacity of about 60,000 bbls/day (30,000 bbls/day net to Husky) around the end of 2016.

As operations continue to ramp up, the Company has identified further opportunities to reduce costs and implement production efficiencies. These include:

•	A walking rig, which was used to drill two new production sustaining pads, allows for the closer placement of wellheads, resulting in a more compact field facility. The two new sustaining pads are about 40 percent smaller than earlier pads and require about 60 percent less piping and equipment.

•	Drilling times have improved by about 40 percent.

•	The use of multi-phase metering has eliminated the need for separators at each pad.

The various cost savings initiatives have reduced the overall capital cost of a new sustaining pad by about one-third.

Production from Sunrise is being transported to the Company’s jointly owned refinery in Toledo. About 250,000 barrels of Sunrise dilbit were processed at the Toledo refinery in August.

Tucker Thermal Project

Husky continues to make steady advances at the Tucker Thermal Project near Cold Lake and is using insights gained from extensive 3-D seismic surveys to improve well placement, tap new reservoirs, increase production and improve returns.

A new sustaining well pad has been drilled to help offset natural declines. All wells are steaming, and overall production at Tucker is now averaging about 14,000 bbls/day. This compares to average production of about 6,000 bbls/day in 2010.

Through an analysis of 3-D seismic surveys on the Tucker lease, the Company has identified a new reservoir.

The Colony formation has similar characteristics to the heavy oil reservoirs in the Lloydminster region and is suitable for development using thermal technology. A steam generator is being added to the Tucker plant at a modest cost, increasing steam capacity by about 15 percent. The increased capacity will be used to access the Colony formation, with steaming expected in the first quarter of 2016, followed by first production in the second quarter.

Production volumes at Tucker are expected to progressively increase towards approximately 20,000 bbls/day in the 2017 timeframe.

Strong Downstream Infrastructure Position

Husky’s momentum in thermal production is supported by its integrated Downstream business, which is designed to extract incremental value from its heavy oil production. The margin-based Downstream business further increases the Company’s resiliency, mitigates exposure to oil price differentials and provides flexibility to adapt to market conditions.

This heavy oil value chain includes the Saskatchewan gathering system, the Lloydminster Upgrader and asphalt refinery, and storage capacity at Hardisty. The asphalt refinery supplies 20 percent of Canada’s asphalt needs and about five percent of North America’s asphalt requirements, or the equivalent of 28,000 lane kilometres per year.

These top-quartile assets are enhanced by a midstream infrastructure that further improves margins and supports Western Canada crude oil and bitumen production. This in turn is supported by long-term pipeline capacity commitments which provide connectivity to Husky’s strategically located U.S. refineries.

Additional efficiency improvements are being implemented across the Downstream business, including better streamlining of crude purchasing, transportation and refining. These initiatives also include standardizing turnaround planning across all of Husky’s Downstream facilities to improve cost and project execution and margins, and coordinating power usage and billing across commercial operations to realize further savings.

Business/Asset	Product	~Capacity/Throughput*

Upgrader (Lloydminster)	Low sulphur synthetic crude oil, diluent, ultra-low sulphur diesel	82,000 bbls/day

Asphalt Refinery (Lloydminster)	Asphalt, gasoline, bulk distillates	29,000 bbls/day

Lima Refinery	Gasoline, jet fuel, petrochemical feedstock, diesel, other by-products	160,000 bbls/day

BP-Husky Refinery (Toledo)	Low sulphur gas, ultra-low sulphur diesel, aviation fuels, propane, asphalt	135,000 to 145,000 bbls/day operating capacity on current crude slate

Crude oil gathering system (Saskatchewan, Alberta)	Heavy crude, blended heavy crude, diluent, synthetic crude	2,000 kilometres

Storage	Crude oil products	Facilities at Lloydminster, Hardisty, Edmonton, Patoka and Superior

Marketing	Light and heavy crude oil, NGLs, synthetic crude, natural gas, sulphur

Asphalt Distribution Network (Canada)	Asphalt

*	As of Dec. 31, 2014

Husky Thermal Integration Investor Tour

Husky will be conducting an investor tour of the Sunrise Energy Project, its heavy oil thermal projects and Lloydminster region Downstream facilities on Sept. 23 and 24. Copies of the investor presentations will be posted on the Company’s website, www.huskyenergy.com, on Friday, Sept. 25.

Third Quarter Activity Update

The Company plans to announce its third quarter results at the end of October. Production continues in line with the Company’s previous guidance and the following are updates on activities during the quarter:

•	An 18-day turnaround was successfully completed on the SeaRose Floating Production, Storage and Offloading (FPSO) vessel in August.

•	A 10-week maintenance program on the Terra Nova FPSO concluded in early July and production is ramping up.

•	Husky’s Lloydminster Upgrader was shut down for maintenance at the beginning of June and returned to normal operations in the third week of August.

•	Heavy oil differentials widened substantially in the quarter. Various refinery outages, including an outage at one of the largest refineries in the U.S. Midwest, reduced demand for Canadian heavy oil and resulted in a sharp widening of differentials.

•	FIFO accounting methodology impacts net earnings quarter to quarter. In a rising commodity price environment, FIFO positively impacts the Company’s results, while the reverse is true when prices decline.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; anticipated impacts on the Company’s third quarter results resulting from the use of the FIFO accounting method;

•	with respect to the Company’s Oil Sands properties: expected timing of ramp up to full production at, and anticipated daily volume of full production from the Sunrise Energy Project; scheduled timing of commencement of bitumen processing at the second plant at the Sunrise Energy Project; and

•	with respect to the Company’s Heavy Oil properties: expected increase in daily production from heavy oil thermal projects in the Lloydminster area by the end of 2016; number, time frame, and expected daily production volume of additional thermal projects identified for development in the 2017-2021 time frame; anticipated timing of first production from the Company’s Edam East, Edam West, and Vawn thermal projects; anticipated timing of steaming and first production from the Colony formation at the Tucker Thermal Project; anticipated increase in production volumes at Tucker in the 2017 timeframe.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2014 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.